EXHIBIT 4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of January 31, 2020, Inc. Argan, Inc. (“Argan,” the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisting of our Common Stock, par value $0.15 per share (the “Common Stock”). Our authorized capital stock also includes 500,000 shares of preferred stock, of which no shares are issued and outstanding.

The following description of the terms of our Common Stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, each of which is incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 30,000,000 shares of Common Stock, par value $0.15 per share. The principal stock exchange on which our Common Stock is listed is the New York Stock Exchange under the symbol “AGX.” All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held on all matters to be voted on by our stockholders.

Dividend and Liquidation Rights

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, the holders of shares of our Common Stock are entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by the board of directors from time to time out of any assets or funds of the Company and will share equally on a per share basis in such dividends and distributions.

Subject to the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Company available for distribution to its stockholders.

Other Rights

The holders of our Common Stock have no preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to our Common Stock.

OUR TRANSFER AGENT AND WARRANT AGENT

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND OUR BYLAWS

We are currently subject to the provisions of Section 203 of the Delaware General Corporation Law, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, our certificate of incorporation does not provide for cumulative voting in the election of directors and our board of directors is empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances.

Our authorized but unissued Common Stock is available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.